Exhibit 8.1

Kitov Pharma Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Tyrnovo Ltd.	Israel

Note: On April 25, 2017, the boards of directors of each of Kitov Pharma Ltd. and its wholly owned subsidiary, Kitov Pharmaceuticals Ltd., approved a merger between the two entities, with Kitov Pharma Ltd. remaining as the surviving entity. The merger was completed in December 2017. Kitov Pharmaceuticals Ltd. was dissolved upon the merger, and Kitov Pharma Ltd. remained as the surviving entity. For more information on the merger, see Item 4.C – Organizational Structure in the Annual Report for 2017 on Form 20-F in which this is Exhibit is included.